EXHIBIT 99.1

Neptune Announces Second Quarter Results

Shipments of NKO(R) Underway

LAVAL, Quebec, Oct. 14, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announces its consolidated financial results for the three and six months ended August 31, 2014.

"Considerable progress continues to be made in rebuilding and strengthening our nutraceutical business," highlighted Mr. André Godin, Interim President and Chief Executive Officer of Neptune. "We are in the last stage of our production ramp-up and remain focused on driving profitable growth."

"We also remain active on the pharmaceutical side, with our subsidiary, Acasti, recently announcing positive results for two clinical trials evaluating the safety and efficacy of its investigational new drug candidate, CaPre®. These encouraging results further indicate that CaPre® may be an important treatment option to safely and effectively reduce triglycerides. Acasti is now moving one step closer to the commercialization of CaPre®."

Financial Results: Three Months Ended August 31, 2014

Nutraceutical Business Results

  Nutraceutical revenues were $2,615,000 for the three-month period ended August 31, 2014, compared to $5,080,000 for the three-month period ended August 31, 2013
  Adjusted EBITDA was negative ($10,132,000) for the current quarter, versus negative ($4,078,000) in the prior year
  Net loss was ($11,356,000) for the current quarter, compared to a net loss of ($1,779,000) in the prior year.

Consolidated Results

  Consolidated revenues totalled $2,623,000 for the three-month period ended August 31, 2014, down from $5,346,000 for the quarter ended August 31, 2013
  Adjusted gross margin1 as a percent of revenue was 30% for the current quarter, versus 12% for the corresponding prior year quarter
  Adjusted EBITDA was negative ($12,875,000) for the current quarter, versus negative ($6,055,000) in the prior year
  Net loss was ($14,848,000) for the current quarter, versus a net loss of ($5,052,000) in the prior year.

1 The adjusted gross margin excludes non-recurring costs included in the cost of sales, namely incremental costs related to the plant ramp-up, as well as impairment of inventory

Nutraceutical revenues for the quarter ending August 31, 2014 were derived from Neptune's third party manufacturing and supply agreement. Revenues were impacted by the decision of many customers to wait for Neptune manufactured krill oil.

The year over year decrease in adjusted EBITDA, on both a nutraceutical and consolidated basis, is largely due to incremental costs related to the plant ramp-up, an impairment on inventory resulting from the degradation of raw material, a bad debt charge for one significant customer, increased research and development (R&D) expenses along with higher marketing and advertising spending and training costs following the resumption of krill oil production. Partially offsetting this was a year-over-year reduction in legal fees.

On a consolidated basis the current quarter includes adjusted EBITDA of negative $2.7 million for Neptune's subsidiaries, Acasti and NeuroBioPharm, who are actively engaged in clinical studies and research and development. In the corresponding prior year quarter, Neptune's subsidiaries recorded negative $2.0 million of adjusted EBITDA.

The higher year over year net loss on a nutraceutical and consolidated basis was due to the factors highlighted for adjusted EBITDA. In addition, the prior year quarter also included insurance recoveries of $5.0 million relating to the Sherbrooke plant incident.   Partially offsetting this was a year-over-year reduction in legal fees.  On a consolidated basis Neptune's subsidiaries recorded net losses of $3.5 million and $3.3 million for the three month periods ending August 31, 2014 and 2013, respectively.

Financial Results: Six Months Ended August 31, 2014

Nutraceutical Business Results

  Nutraceutical revenues were $6,250,000 for the six-month period ended August 31, 2014, down from $11,165,000 for the six-month period ended August 31, 2013.
  Adjusted EBITDA was negative ($13,897,000) for the six-month period ended August 31, 2014, versus negative ($6,776,000) for the corresponding prior-year period.
  Net loss was ($17,058,000) for the six-month period ended August 31, 2014, compared to net loss of ($5,158,000) for the corresponding prior-year period.

Consolidated Results

  Consolidated revenues totalled $6,314,000 for the six-month period ended August 31, 2014, compared to $11,438,000 for the corresponding prior-year period.
  Adjusted EBITDA was negative ($18,647,000) for the six-month period ended August 31, 2014, versus negative ($10,038,000) for the corresponding prior-year period.
  Net loss was ($19,217,000) for the six-month period ended August 31, 2014, versus a net loss of ($10,467,000) in the corresponding prior-year period.

Sherbrooke Plant Ramp-up

In September 2014, Neptune announced that it had reached an annualized production capacity of 100 metric tons of krill oil annually and was entering the last stage in its ramp-up. The Corporation expects to be at full operational capacity of 150 metric tons annually by the end of the year.

Shipments of Neptune's premium krill oil, NKO® has commenced. As well, the Corporation continues to offer customers its third party oil, which provides further opportunities in certain markets and creates additional revenues. "We remain focused on reaching full capacity as quickly as possible and reestablishing ourselves as a premier krill oil manufacturer," highlighted Mr. Godin. "By offering our customers industry leading products, while developing new offerings and further strengthening our intellectual property, we are well positioned to recapture market share and drive profitable growth. We expect sales momentum to continue to build, which should have a positive impact on future quarters.

Conference Call Details

Neptune will be holding a conference call on Wednesday, October 15 at 9:00 AM (ET) to present its results for the second quarter ended August 31, 2014.

Date:	Wednesday, October 15, 2014

Time:	9:00 AM Eastern Time

Conference ID:	14760800

Call:	1‐877-380-5664 (within Canada & the U.S.)
1-631-813-4882 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived recording of the conference call will also be available on Neptune's website shortly after the call.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holds approximately 48% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 95% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         Andre Godin
         Interim CEO and CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com